UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2009	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2009

Havant, UK — September 30, 2009 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the third fiscal quarter ended August 31, 2009.  Revenues for the third quarter were $246.3 million, a decrease of 12.3% compared to revenues of $280.8 million for the same period last year.

For the third quarter, GAAP net income was $7.8 million, or $0.26 per diluted share, compared to GAAP net income of $7.8 million, or $0.26 per diluted share, in the same period last year. Non-GAAP net income was $10.7 million, or a diluted earnings per share of $0.36, flat as compared to non-GAAP net income of $10.8 million, or $0.36 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the third quarter was 16.7%, compared to 17.6% in the same period last year.  The reduction in overall gross margin resulted from a higher proportion of Networked Storage Solutions revenue in the 2009 quarter.

Revenues from our Networked Storage Solutions products were $208.6 million as compared to $213.1 million in the same quarter a year ago, a decrease of 2.1%. Gross profit margin in the Networked Storage Solutions business was 14.0% as compared to 13.3% a year ago.  Revenues from our Storage Infrastructure products were $37.7 million as compared to $67.7 million in the same quarter a year ago, a decrease of 44.3%. Gross profit margin in the Storage Infrastructure business was 32.4% as compared to 31.6% a year ago.

“Our third quarter results reflect the apparent improvement in the overall economy and the operational progress we have made over the last nine months. This has resulted in profit being above our expectations in the quarter and demonstrates our commitment to returning to sustained profitability,” said Steve Barber, Xyratex CEO. “I was pleased with our execution along with recent new design wins at a number of our major customers. I remain confident that the storage industry will continue to grow, providing incremental opportunities for our technology.”

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, September 30, 2009 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 362-4820 in the United States and +1 (617) 597-5345 outside of the United States, passcode 20291919. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through October 7, 2009 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 82870347.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as restructuring costs, the impairment of goodwill and valuation allowance against a deferred tax asset, (d) the related tax effects and (e) the effect of changes in exchange rates on the income tax expense. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the impairment of goodwill and the valuation allowance against the deferred tax asset are non-recurring,  non-cash and are not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$208,607	$213,100	$558,589	$633,470
Storage Infrastructure	37,687	67,680	66,329	130,819
Total revenues	246,294	280,780	624,918	764,289

Cost of revenues	205,068	231,293	537,601	641,312
Gross profit:
Networked Storage Solutions	29,249	28,401	71,107	88,632
Storage Infrastructure	12,194	21,386	16,854	35,332
Equity compensation	(217)	(300)	(644)	(987)
Total gross profit	41,226	49,487	87,317	122,977
Operating expenses:
Research and development	17,243	22,279	53,502	63,171
Selling, general and administrative	14,265	17,050	42,925	47,702
Amortization of intangible assets	1,011	1,122	2,988	3,659
Restructuring costs	513	—	4,728	—
Total operating expenses	33,032	40,451	104,143	114,532
Operating income (loss)	8,194	9,036	(16,826)	8,445
Interest income, net	25	185	110	1,452
Income (loss) before income taxes	8,219	9,221	(16,716)	9,897
Provision for income taxes	412	1,408	1,248	2,059
Net income (loss)	$7,807	$7,813	$(17,964)	$7,838

Net earnings (loss) per share:
Basic	$0.26	$0.27	$(0.61)	$0.27
Diluted	$0.26	$0.26	$(0.61)	$0.26

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,462	29,166	29,387	29,178
Diluted	29,666	29,914	29,387	29,905

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2009	2008
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$38,324	$28,013
Accounts receivable, net	145,366	140,879
Inventories	100,046	128,183
Prepaid expenses	3,680	2,746
Deferred income taxes	1,000	1,000
Other current assets	1,879	4,430
Total current assets	290,295	305,251
Property, plant and equipment, net	45,931	47,229
Intangible assets, net	8,173	11,162
Deferred income taxes	8,709	9,545
Total assets	$353,108	$373,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$105,948	$111,295
Employee compensation and benefits payable	8,509	9,745
Deferred revenue	9,654	8,386
Income taxes payable	2,473	2,573
Foreign currency contracts	—	13,266
Other accrued liabilities	13,815	14,333
Total current liabilities	140,399	159,598
Long-term debt	—	—
Total liabilities	140,399	159,598

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 29,462 and 29,146 issued and outstanding	294	291
Additional paid-in capital	369,183	366,067
Accumulated other comprehensive income (loss)	362	(13,603)
Accumulated deficit	(157,130)	(139,166)
Total shareholders’ equity	212,709	213,589
Total liabilities and shareholders’ equity	$353,108	$373,187

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended,
	August 31,	August 31,
	2009	2008
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(17,964)	$7,838
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	13,702	11,098
Amortization of intangible assets	2,988	3,659
Non-cash equity compensation	3,867	5,891
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(4,487)	(32,835)
Inventories	28,137	(64,947)
Prepaid expenses and other current assets	1,617	1,623
Accounts payable	(5,347)	49,106
Employee compensation and benefits payable	(1,236)	(1,900)
Deferred revenue	1,268	(3,668)
Income taxes payable	(100)	652
Deferred income taxes	—	775
Other accrued liabilities	183	1,008
Net cash provided by (used in) operating activities	22,628	(21,700)

Cash flows from investing activities:
Investments in property, plant and equipment	(12,404)	(17,252)
Net cash used in investing activities	(12,404)	(17,252)

Cash flows from financing activities:
Repurchases of common shares	—	(6,037)
Proceeds from issuance of shares	87	1,527
Net cash provided by (used in) financing activities	87	(4,510)
Change in cash and cash equivalents	10,311	(43,462)
Cash and cash equivalents at beginning of period	28,013	70,678
Cash and cash equivalents at end of period	$38,324	$27,216

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net (Income) Loss To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$7,807	$7,813	$(17,964)	$7,838

Amortization of intangible assets	1,011	1,122	2,988	3,659
Equity compensation	1,395	1,715	3,867	5,891
Restructuring costs	513	—	4,728	—
Tax effect of non-GAAP adjustments	—	(794)	—	(2,767)
Effect on deferred tax of changes to UK tax rates and exchange rates	—	900	—	1,444

Non-GAAP net income (loss)	$10,726	$10,756	$(6,381)	$16,065

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$0.26	$0.26	$(0.61)	$0.26

Amortization of intangible assets	0.03	0.04	0.10	0.12
Equity compensation	0.05	0.06	0.13	0.20
Restructuring costs	0.02	—	0.16	—
Tax effect of other non-GAAP adjustments	0.00	(0.03)	—	(0.09)
Effect on deferred tax of changes to UK tax rates and exchange rates	—	0.03	—	0.05

Diluted non-GAAP earnings (loss) per share	$0.36	$0.36	$(0.22)	$0.54

Summary Of Equity Compensation

Cost of revenues	217	300	644	987
Research and development	458	555	1,285	1,902
Selling, general and administrative	720	860	1,938	3,002

Total equity compensation	1,395	1,715	3,867	5,891

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 30, 2009	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer